Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Hallie D. Heath Direct Dial: (414) 488-7337 Email: HHeath@dykema.com

July 18, 2023

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attention: Michael Purcell and Karina Dorin

Re:	Oxbridge Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed July 7, 2023 File No. 333-270848

Dear Mr. Purcell and Ms. Dorin:

This response letter (this “Response”) is submitted on behalf of Oxbridge Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Jay Madhu, dated July 17, 2023 (the “Comment Letter”), with respect to the Company’s Amendment No. 4 (“Amendment No. 4”) to its registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on July 7, 2023. The Company is concurrently submitting a fifth amendment to the Registration Statement (“Amendment No. 5”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 5.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

July 18, 2023

Amendment No. 4 to Registration Statement on Form S-4

General

1.	We note you have revised your registration statement to reflect that you are registering 16,873,364 shares of Jet.AI Common Stock in response to prior comment 4. We also note that such 16,873,364 shares do not appear to include the 2,875,000 Oxbridge Class B Ordinary Shares that are “automatically convertible into shares of our Class A Ordinary Shares at the time of an Initial Business Combination.” Please advise or revise.

Response: In Amendment No. 5 the Company is seeking to register 19,996,564 shares of Jet.AI Common Stock, which is inclusive of 2,875,000 shares of Jet.AI Common Stock that are exchanged in the Business Combination for the Oxbridge Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares in connection with the Domestication.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 5. If you have any questions, please contact the undersigned at (414) 488-7337 or hheath@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Hallie D. Heath
Hallie D. Heath, Esq.

cc:	Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.